        As filed with the Securities and Exchange Commission on May 10, 1999
                                            Registration No. 33-89506

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549
                            -----------------------------
                                       FORM N-2
             /X/  REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                      / / Pre-Effective Amendment No.    -------
                      /X/ Post-Effective Amendment No.     3
                                                         -------

                           BERTHEL GROWTH & INCOME TRUST I
                  (Exact Name of Registrant as Specified in Charter)

                               100 Second Street, S.E.
                               Cedar Rapids, Iowa 52401
                  (Address of Principal Executive Office)(Zip Code)
         Registrant's Telephone Number, Including Area Code:  (319) 365-2506

                                  Thomas J. Berthel
                               Berthel Fisher & Company
                               100 Second Street, S.E.
                               Cedar Rapids, Iowa 52401
                       (Name and Address of Agent for Service)

                            COPIES TO: Michael K. Denney
                                Bradley & Riley, P.C.
                                100 First Street, S.W.
                               Cedar Rapids, Iowa 52404

Approximate Date of Proposed Public Offering:    Not applicable

                            -----------------------------

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: /X/


==========================================================================================================
                     CALCULATION OF REGISTRATION FEE UNDER THE SECURITIES ACT OF 1933
==========================================================================================================
                                             Proposed Maximum      Proposed Maximum
  Title of Securities       Amount Being     Offering Price           Aggregate          Amount of
  Being Registered          Registered        Per Unit(1)           Offering Price      Registration Fee
----------------------------------------------------------------------------------------------------------
Interest in Trust         50,000 Shares(2)       $5,000              $50,000,000            $17,241.38
==========================================================================================================

(1) The minimum required purchase is five (5) Shares (one Unit) or two (2) shares for individual retirement accounts. The offering price per Share is $1,000.
(2) This Registration Statement includes 25,000 shares to cover over-allotments, if any, pursuant to an over-allotment option granted to the Dealer Manager.

                   DEREGISTRATION OF SHARES OF BENEFICIAL INTEREST


         Berthel Growth & Income Trust I (the "Registrant") previously filed a Registration Statement on Form N-2, as amended (the "Registration Statement"), covering 50,000 of its shares of beneficial interest (the "Shares"). The offering contemplated by the Registration Statement terminated on June 21, 1997. Pursuant to the undertakings contained in Item 17 of the Registration Statement, the Registrant hereby files this Post-Effective Amendment No. 3 to deregister a total of 39,459 of its shares of beneficial interest not sold pursuant to the Registration Statement as of the termination of the offering of the Shares.

                                      SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933 and/or the Investment Company Act of 1940, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cedar Rapids, and State of Iowa, on the 8th day of May, 1999


                                       BERTHEL GROWTH & INCOME TRUST I

                                       By:  TJB Capital Management, Inc.
                                            its Corporate Trustee


                                       By  /s/ Thomas J. Berthel
                                          -------------------------------------
                                            THOMAS J. BERTHEL, Chief
                                            Executive Officer


    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



       /s/ Thomas J. Berthel                         May 8,      1999
---------------------------------------              -------------
THOMAS J. BERTHEL, Chief Executive
    Officer, Executive Director and
    Chairman of the Board    of the
    Corporate Trustee (principal
    executive officer)


     /s/ Ronald O. Brendengen                        May 8,      1999
---------------------------------------              -------------
RONALD O. BRENDENGEN, Director, Chief
    Financial Officer and Treasurer of the
    Corporate Trustee (principal financial
    and accounting officer)


     /s/ Leslie D. Smith                             May 8,      1999
---------------------------------------              -------------
LESLIE D. SMITH, Secretary and Director of the
    Corporate Trustee


     /s/ Henry T. Madden                             May 8,      1999
---------------------------------------              -------------
HENRY T. MADDEN, Independent Trustee of
    Berthel Growth & Income Trust I

     /s/ Mary Quass                                  May 8,      1999
---------------------------------------              -------------
MARY QUASS, Independent Trustee of
    Berthel Growth & Income Trust I


     /s/ Von Elbert                                  May 8,      1999
---------------------------------------              -------------
VON ELBERT, Director of the Corporate
    Trustee